EXHIBIT 99.1



                      (Carlyle Industries, Inc. letterhead)



                                                 March 25, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, Carlyle Industries, Inc. has obtained a letter of representation from Arthur Andersen LLP ("Andersen") stating that the December 31, 2001 audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit and foreign affiliates of Andersen is not relevant to this audit.



Very truly yours,


/s/ EDWARD F. COOKE
-------------------------
Edward F. Cooke
Vice President
Chief Financial Officer


EC:hk

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